November 13, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Paik

Re: Point NewCo Inc.

Registration Statement on Form S-4

Filed October 22, 2018

File No. 333-227936

Dear Ms. Paik:

On behalf of Point NewCo Inc. (the “Company”), we are hereby responding to the letter, dated October 30, 2018 (the “Comment Letter”), from Irene Paik of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4, filed on October 22, 2018 (the “Registration Statement”).

For ease of reference, set forth below in bold are the comments of the staff of the Commission (the “Staff”) with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-4 filed October 22, 2018

Incorporation by Reference, page 28

1.	Please incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended August 31, 2018, filed with the SEC on October 9, 2018.

Response to Comment No. 1

The Company respectfully acknowledges the Staff’s comment and has amended the Registration Statement to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2018.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick